EXHIBIT 99.1

Stantec Releases 2020 Sustainability Report—Revenue Aligned with United Nations Sustainable Development Goals Increases to 49%

EDMONTON, Alberta and NEW YORK, April 22, 2021 (GLOBE NEWSWIRE) -- TSX, NYSE: STN

Stantec today released its 14th Annual Sustainability Report for the year ended December 31, 2020. The report is compliant with Global Reporting Initiative (GRI) standards and includes enhanced ESG metrics aligned to the Sustainability Accounting Standards Board (SASB) and the Task Force on Climate-related Financial Disclosures (TCFD). Stantec also released its 2020 gross revenue aligned with the United Nations (UN) Sustainable Development Goals (SDGs), which increased 7% to $2,334 million (49% of gross revenue) from $2,175 million in 2019 (45% of gross revenue).

“As an industry leader in sustainability, we’re proud of our performance metrics, but we recognize our greater responsibility to push forward with additional action,” said Gord Johnston, Stantec President and Chief Executive Officer. “We are committed to addressing climate change, as showcased by our net-zero operations by 2030 pledge and our sustainable design leadership demonstrated in the project solutions we implement around the globe.”

Released in conjunction with the global observance of Earth Day, Stantec’s Annual Sustainability Report captures several key sustainability initiatives and corporate milestones undertaken within the past year:

  Building UN SDG Culture & Practice Frameworks – The Company is working within the guidelines of the UN Global Compact to both develop structures and incentives that progress adoption of the goals and also identify opportunities to incorporate SDG tracking mechanisms into company operations.

  For 2020, the firm estimates that 49% of gross revenue was directly aligned to seven separate UN SDGs: No. 6 Clean Water and Sanitation; No. 7 Affordable and Clean Energy; No. 9 Industry, Innovation and Infrastructure; No. 11 Sustainable Cities and Communities; No. 13 Climate Action; No. 14 Life Below Water; and No. 15 Life on Land.

  “We fundamentally believe that all stakeholders should have access to information about a company's contributions to the SDGs,” said Ayman Chowdhury, Head of Secretariat, UN Global Compact Network Canada. “We are glad to see Stantec demonstrating transparency and leadership by reporting revenues from projects that support the SDGs and encourage other companies to do the same.”
  Leading Alongside the UN – To support industrywide sustainable practices in finance, Stantec Chief Financial Officer (CFO) Theresa Jang is a member of the CFO Taskforce for the SDGs—a UN Global Compact sustainable finance program.
  Disclosure & Accountability – Earlier this year, Stantec was named the fifth most sustainable company in the world and first in North America by Corporate Knights. The distinction was weighed in part by the firm’s clean revenue and clean investment (i.e., goods and services that have a clear environmental and social benefit) as determined by Corporate Knights. Additionally, CDP (formerly the Carbon Disclosure Project) awarded Stantec its technical classification of A- for the third year in a row, making Stantec the only engineering and design firm in the industry to earn an A- rating for the last three consecutive years.
  Equity & Workforce Dynamics – For the second consecutive year, Stantec was named to the 2021 Bloomberg Gender-Equality Index (GEI), a performance ranking of public companies committed to transparent gender-data reporting and advancing women’s equality in the workplace. Based on five separate areas of data disclosure, the index includes 380 companies spanning 44 countries and 11 sectors of business. Additionally, Stantec formally endorsed the Women’s Empowerment Principles in 2020, a project of the United Nations Global Compact. The Company maintains active involvement with the Global Compact Network Canada on gender equality topics, including Blueprint for Gender Equality Leadership in the Workplace.
  Forbes Recognition – Within the past year, Forbes named Stantec to its World’s Best Employers list, with the organization placing fifth in the professional services category. The list is compiled by Forbes and Statista, a leading statistics and industry ranking provider, using survey responses from over 160,000 workers across 58 countries. Forbes also recognized Stantec within its America’s Best Employers for Women and Canada’s Best Employers lists.

Complementing various elements of the UN SDG framework, Stantec’s Sustainability Report highlighted project activity in each business operating unit representing the firm’s expertise and impact around the globe.

  Dubai – To support the Dubai Road and Transport Authority (RTA), Stantec is providing Smart Mobility consulting to assist the agency in achieving its goal to transition 25 percent of all vehicle trips to be smart and driverless by 2030. As a foundational step to support the agency, Stantec developed a Code of Practice to guide the project.
  United States – Stantec helped Denver Water redevelop their 34.6-acre (14 hectare) complex to improve efficiency, functionality, security, and safety of their water utility operations. The firm provided design services for the new LEED Platinum, Net-Zero Energy, 100% electric administration building at the heart of the campus, as well as seven additional LEED-certified buildings on site. This transformative project – with Colorado’s first onsite wastewater recycling system in a commercial building – features energy and water conservation measures, biophilic design, onsite solar, and advanced wellness and workplace concepts.
  United Kingdom – Stantec partnered with Yorkshire Water to develop an automated solution to identify highly flammable liquids and septicity risk of catchment assets. The team’s award-winning approach improves assessment accuracy and health and safety. This tool allowed for over 7,000 catchment assessments covering 22,400 miles (36,049 kilometres) of sewer within 18 months.
  United States – Stantec restored 50 acres (20 hectares) of submerged aquatic vegetation in Jean Lafitte National Historical Park near New Orleans, Louisiana. Invasive species were replaced with native species, providing increased diversity and habitat. Not only does this project support coastal restoration, after maturation, 42 tons of carbon is estimated to be sequestered each year.
  Ethiopia – Stantec designed the award-winning Genale-Dawa 3 Hydropower Project with an installed capacity of 254 megawatts, increasing overall power capacity in Ethiopia by nearly 6%. Not only will this project generate renewable power for this landlocked country the project will also serve as a water reserve and supply water for irrigation of 37,000 acres (15,000 hectares) of crops.

More information on the firm’s sustainable initiatives, projects, and thought leadership can be seen on the company’s website here.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind.

We care about the communities we serve—because they're our communities too. This allows us to assess what's needed and connect our expertise, to appreciate nuances and envision what's never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements
This news release contains forward-looking statements regarding the initiatives and projects described above. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the initiatives and projects described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the initiatives and projects referred to above and their expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Investor Contact	Media Contact
Tom McMillan	Danny Craig
Stantec Investor Relations	Stantec Media Relations
Ph: 780-917-8159	Ph: 949-923-6085
tom.mcmillan@stantec.com	danny.craig@stantec.com

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